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                                                                EXHIBIT 99.1


            CAMTEK LTD. APPROVES $3 MILLION STOCK REPURCHASE PROGRAM

MIGDAL HAEMEK, Israel--September, 17, 2001--Camtek Ltd. (NASDAQ:CAMT), a major manufacturer of Automated Optical Inspection (AOI) systems providing yield enhancement solutions for the Printed Circuit Board (PCB) and Advanced Substrates industries, today announced that its board of directors has authorized a stock repurchase program of up to $3 million. The repurchase program will become effective immediately.

Camtek's CEO, Rafi Amit said, "We at Camtek have confidence in our company and in our industry. We are convinced of the long term success of our company, and believe that this stock repurchase program is in the best interests of our shareholders."

Purchases under Camtek's stock repurchase program may be made in the open market or in private transactions, from time to time, through block trades or otherwise. These purchases will depend on market conditions and other factors and may be commenced or suspended at any time without prior notice.

As of September 10, 2001, Camtek had approximately 22,100,000 million shares outstanding.


ABOUT CAMTEK LTD.

With headquarters in Migdal Haemek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated optical inspection systems and related products, used to detect defects and ensure quality during the manufacturing process in the printed circuit boards and advanced substrates industries.

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